Exhibit 99.2

LETTER TO EMPLOYEES

January 25, 2017

Announcement: Agreement to be Acquired by Textron Inc.

All,

Today we announced that we have entered into an agreement to be acquired by Textron Inc.

As you are aware, Arctic Cat has been diligently and successfully implementing a strategy to position the company for renewed growth, while navigating extremely challenging conditions in the competitive powersports market. Our strategic initiatives have centered on developing innovative new products, enhancing our dealer network, pursuing strategic partnerships and creating a brand marketing powerhouse. In addition, we have enhanced our operational excellence through lean manufacturing efficiencies and significant upgrades at our manufacturing sites to optimize our production capabilities. Together, we have worked hard to drive costs out of our business, and better match our product offerings, production levels and dealer inventory to meet current and future market demand. I am proud of the collective efforts of our employees that have resulted in much progress across all of our strategic initiatives.

Despite our progress, we continue to face ongoing industry challenges and macro-economic headwinds. Our Board of Directors believes this transaction is the best path forward to maximize shareholder value and position our company for long-term success. The acquisition of Arctic Cat by Textron presents increased opportunities to leverage our combined scale, accelerate growth and enhance product innovation in ways that will benefit our customers, dealers and you.

Arctic Cat will become part of Textron’s Specialized Vehicles business, maintaining its iconic Arctic Cat brand, as well as its current manufacturing, distribution and operational facilities, with a focus on growing the business. Arctic Cat and Textron Specialized Vehicles have complementary product portfolios of recreational, utility and specialized vehicles. Included in Textron’s portfolio of powersports products and specialized vehicles are its Stampede, E-Z-GO, Cushman and Textron Off Road brands. Our combined businesses will be well positioned to be a powersports industry leader, offering dealers and customers a wider product line-up and allow for more aggressive investment in product development, dealer networks, marketing and customer service. Further, Arctic Cat and Textron share similar values to conduct our business with integrity.

The announcement today is a major milestone and will be followed by regulatory reviews and approvals. Until the transaction closes, which is expected to take place by the end of March, Arctic Cat will continue to operate as a separate, standalone company in the marketplace. What that means for you is that until the merger officially closes, we will conduct business as usual at Arctic Cat. Your focus should continue to be on working safely and efficiently in executing our strategies and delivering the same commitment and service that our colleagues, dealers and customers have come to expect from us.

We recognize that you may have additional questions and we are committed to keeping you informed throughout the process. We have attached our news release that was issued this morning and an FAQ document to help address some of the immediate questions you may have. In addition, I will be hosting an employee meeting today, and we will be providing you with key documents to share with dealers, customers and other business partners.

As a result of today’s announcement, you are likely to see increased media attention focused on Arctic Cat. It is important for us to speak with one voice, so I am asking everyone to forward any inquiries from the media, analysts or investors to Chris Eperjesy, Arctic Cat’s chief financial officer, at 612-350-1791 or ceperjesy@arcticcat.com.

The board, leadership team and I are excited about the opportunities this transaction will bring for you and our business. I am tremendously proud of our accomplishments and confident in the accelerated growth and success that will come from being part of a larger, diversified business. Thank you for your commitment and pride in making our company an enduring competitor and beloved brand in the powersports market. Our hard work has laid a strong foundation for Textron to continue taking this company forward.

Arctic Cat has an exciting future ahead.

Sincerely,

Christopher Metz

President & CEO

The tender offer described in this communication has not yet commenced. Neither this communication nor any information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any shares or any other securities of Arctic Cat Inc. (“Arctic Cat”). On the commencement date of the tender offer, Aces Acquisition Corp. and Textron Inc. will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Arctic Cat will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the tender offer, each as may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. These materials will be made available free of charge on the “Investor Relations” section of Arctic Cat’s website at www.arcticcat.com when available. In addition, all of these materials (and all other materials filed by Arctic Cat with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed by Arctic Cat with the SEC by contacting Investor Relations/CFO at Arctic Cat Inc., 500 North 3rd Street, Minneapolis, MN 55401; telephone number (612) 350-1791.